

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 29, 2016

Charles Myers
President and Chief Executive Officer
Airgain, Inc.
3611 Valley Centre Drive, Suite 150
San Diego, CA 92130

> **Re:** **Airgain, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 23, 2016**
> **File No. 333-214794**

Dear Mr. Myers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications